Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Jaguar Mining Q2 2009 Earnings Conference Call Details

     NOTICE OF CONFERENCE CALL: Tuesday, August 11 (at) 10:00 a.m. ET

     JAG - TSX/NYSE

     CONCORD, NH, July 27 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the
Company") (JAG: TSX/NYSE, JAG.NT: TSX) will release its Q2 2009 financial and operating results after the market close on August 10, 2009. The Company will hold a conference call the following morning, August 11 at 10:00 a.m. ET, to discuss the results.

     <<
     From North America: 800-218-5691
     International: 213-416-2192

     Replay:
     From North America: 800-675-9924
     International: 213-416-2185
     Replay ID: 81109
     Webcast: www.jaguarmining.com.
     >>

     About Jaguar

     Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
93,000-acre land base in Minas Gerais and on an additional 182,000 acres in the state of Ceara in the Northeast of Brazil through a joint venture. The
Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the
Company's website at www.jaguarmining.com.

     %CIK: 0001333849

     /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
     (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 17:33e 27-JUL-09